FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant's press release dated February 15, 2017, announcing that SES and Gilat Join Forces to Make Connectivity at Sea More Accessible.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated: February 15, 2017	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

 SES and Gilat Join Forces to
Make Connectivity at Sea More Accessible

Maritime+ Regional solution combines all-in-one antenna with wide beam and HTS satellite capacity in affordable package aimed at untapped small vessels connectivity market

LUXEMBOURG and PETAH TIKVA, ISRAEL - 15 February 2017 -- SES S.A. (Euronext Paris and Luxembourg Stock Exchange: SESG) and Gilat Satellite Networks (NASDAQ, TASE: GILT) today announced a strategic collaboration focused on delivering affordable connectivity to a broad range of small ships and vessels left underserved at sea in the Caribbean and beyond.

Set for commercial launch in April 2017, the plug-and-play platform is the latest offering within the SES Maritime+ service, which was first introduced late last year. The new collaborative solution bundles Gilat's MarineRay 60P all-in-one Ku-band maritime VSAT (very small aperture terminal) antenna package with SES's tailored maritime capacity on both wide beam and upcoming high throughput satellite (HTS) capacity to help small yachts and ship operators break through barriers to entry.

Until now, the cost of antennas, installation, satellite capacity, and fleet and network management has kept many small vessels out of the VSAT market and unable to access high-speed connectivity to link crews and entertain passengers. The SES Maritime+ solution eliminates these constraints with affordable equipment, bandwidth, installation and network management pricing for operators of even the smallest of fishing boats and yachts.

The collaborative solution, sold through a network of authorised dealers across the globe, will be available first to small yachts and vessels traversing Caribbean waters, followed by small craft operating in the Mediterranean Sea, North Sea, and ocean waters throughout Southeast Asia.

"This collaborative breakthrough is all about leveraging and utilising SES's robust and diverse network of satellite capacity and Gilat's all-in-one VSAT terminals to make high-speed, high quality connectivity much more accessible to even the smallest maritime operators. There are hundreds of thousands of small fishing and cargo vessels that simply haven't been able to offer affordable high-speed internet access to their crews and passengers – until now," explained Elias Zaccack, SVP of Global Mobility and the Americas Region for SES. "SES's Maritime+ regional offering makes access to connectivity at sea easier and more affordable than ever before."

"This first Maritime+ regional agreement between Gilat and SES is opening access to high-speed maritime connectivity to small vessel operators throughout the Caribbean. Our MarineRay all-in-one terminal package in combination with SES's wide beam and HTS capacity is a game changer for operators of small yachts and ships who've been left behind and underserved in the Caribbean and other vital maritime regions," noted Ron Levin, Director Strategic Accounts at Gilat Satellite Networks. "This initiative is in-line with Gilat's strategic direction of bringing affordable broadband to underserved markets on the ground, in the air, and now - at sea."

About SES

SES is the world-leading satellite operator and the first to deliver a differentiated and scalable GEO-MEO offering worldwide, with more than 50 satellites in Geostationary Earth Orbit (GEO) and 12 in Medium Earth Orbit (MEO). SES focuses on value-added, end-to-end solutions in four key market verticals (Video, Enterprise, Mobility and Government). It provides satellite communications services to broadcasters, content and internet service providers, mobile and fixed network operators, governments and institutions, and businesses worldwide. SES's portfolio includes the ASTRA satellite system, which has the largest Direct-to-Home (DTH) television reach in Europe, and O3b Networks, a global managed data communications service provider. Another SES subsidiary, MX1, is a leading media service provider and offers a full suite of innovative digital video and media services. Further information available at: www.ses.com

For further SES information please contact:
Markus Payer Corporate Communications Tel. +352 710 725 500 Markus.Payer@ses.com

Follow SES on:
Twitter: https://twitter.com/SES_Satellites
Facebook: https://www.facebook.com/SES.YourSatelliteCompany
YouTube: http://www.youtube.com/SESVideoChannel
Blog: https://www.ses.com/news/blogs
SES White papers are available under https://www.ses.com/news/whitepapers

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC). Gilat's comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-look ing statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

For further Gilat information please contact:
Doreet Oren
Gilat Satellite Networks
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net